David M. Doney

Akerman Senterfitt
401 E. Jackson Street
Suite 1700
Tampa, FL 33602-5250
Tel: 813.223.7333
Fax: 813.223.2837

Dir: 813.209.5070
Dir Fax: 813.218.5404
david.doney@akerman.com

June 25, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Susan Block, Attorney-Advisor

Re:	Odyssey Marine Exploration, Inc.

Registration Statement on Form S-3 (the “Registration Statement”)

Filed May 10, 2012

File No.: 333-181310

Dear Ms. Block:

This letter is being provided on behalf of Odyssey Marine Exploration, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 22, 2012 (the “Comment Letter”), to Michael J. Holmes, the Company’s Chief Financial Officer, with respect to the Registration Statement.

Set forth below in bold are the comments from the Comment Letter, followed in each case by the Company’s response. The Company is filing Amendment No. 2 (the “Amendment”) to the Registration Statement concurrently herewith.

General

1.	We note your response to our prior comment 2 and your statement that you “understand[] that neither the Selling Stockholder nor any of its affiliates is an affiliate of any broker-dealer.” Please provide us with an affirmative response that the Selling Stockholder is neither a broker-dealer nor an affiliate of a broker-dealer or advise. Please note that we may have further comments after receipt of your response.

After further inquiry and consideration, please be advised that the Selling Stockholder is affiliated with a broker-dealer. Heights Capital Management, Inc., the authorized agent of the Selling Stockholder, has discretionary authority to vote and dispose of the shares held by the Selling Stockholder and may be deemed to be the beneficial owner of these shares. Martin

akerman.com

BOCA RATON        DALLAS        DENVER        FORT LAUDERDALE        JACKSONVILLE        LAS VEGAS        LOS ANGELES         MADISON        MIAMI

NAPLES        NEW YORK        ORLANDO        PALM BEACH        SALT LAKE CITY        TALLAHASSEE        TAMPA        TYSONS CORNER

WASHINGTON, D.C.        WEST PALM BEACH

Securities and Exchange Commission

Division of Corporation Finance

June 25, 2012

Page -2-

Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by the Selling Stockholder. Mr. Kobinger disclaims any such beneficial ownership of the shares. The Selling Stockholder is affiliated with one or more registered broker-dealers. The Selling Stockholder purchased the shares being registered hereunder in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any other person to distribute such shares.

In reviewing the totality of the circumstances, including the length of time since the Selling Stockholder made its initial investment decision, the investment intent of the Selling Stockholder in such transaction, the arm’s-length nature of the negotiation of the registration rights, and the relative size of the offering to the number of shares outstanding, the Company again respectfully submits that the Selling Stockholder is not acting as an underwriter nor as a conduit for the Company, and, therefore, should not be considered to be a statutory underwriter. We believe that the proposed offering by the Selling Stockholder is properly regarded as a secondary offering. This conclusion is consistent with the Commission’s published guidance on this question, including the Commission’s Compliance and Disclosure Interpretation 612.09.

Risk Factors, page 2

The issuance of shares at conversion prices, page 4

2.	We note your response to our prior comment 3. Please expand your risk factor to disclose the circumstances, or calculation formulas, under which shares offered by this prospectus may be acquired by the selling stockholder upon conversion of convertible notes, or otherwise, at conversion or exercise prices that are lower than the market price of your common stock at the time of conversion or exercise, where applicable.

In response to the Staff’s comment, the risk factor in the prospectus contained in the Amendment has been expanded to disclose the calculation formula under which shares offered by the prospectus may be acquired by the selling stockholder upon conversion of the notes at conversion prices that are lower than the market price of the common stock at the time of conversion.

* * * * *

As requested in the Comment Letter, in the event that the Company requests acceleration of the effective date of the pending Registration Statement, it will furnish a letter, at the time of such request, and will acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission

Division of Corporation Finance

June 25, 2012

Page -3-

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AKERMAN SENTERFITT

/s/ David M. Doney

David M. Doney

DMD:ms

cc:    Michael J. Holmes, Chief Financial Officer